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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2002

SEC FILE NUMBER
8- 46134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BB&T Investments Services Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South College Street, 8th Floor
(No. and Street)

Charlotte	North Carolina	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Taylor — (704) 954-1168
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Anderson LLP
(Name — *if individual, state last, first, middle name*)

100 North Tryon Street, Suite 3800	Charlotte	North Carolina	28202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02 S.S

OATH OR AFFIRMATION

I, Debbie Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BB&T Investment Services, Inc., as of December 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


"OFFICIAL SEAL"
Notary Public, North Carolina
County of Mecklenburg
Stephanie M. Davis
My Commission Expires 3/5/2006

Notary Public

Signature

Senior Vice President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To BB&T Investment Services, Inc.:

We have audited the accompanying statement of financial condition of **BB&T INVESTMENT SERVICES, INC.** (a North Carolina corporation and a wholly owned subsidiary of Branch Banking and Trust Company) as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BB&T Investment Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP

Charlotte, North Carolina
January 18, 2002

BB&T INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS:	
Cash and cash equivalents	**$ 895,257**
Money market deposit	**3,982,504**
Receivable from brokers, dealers and clearing organization	**384,548**
Commissions receivable from customers	**1,374,508**
Investment securities, at amortized cost	**35,980,481**
Furniture and equipment, net of accumulated depreciation of $1,326,184	**1,290,192**
Other assets	**141,669**
	$44,049,159
LIABILITIES AND STOCKHOLDER'S EQUITY:	
Commissions payable	**$ 707,761**
Accounts payable and accrued liabilities	**562,621**
Income taxes payable to BB&T	**834,446**
Total liabilities	**2,104,828**
Stockholder's equity:	
Common stock, no par value, 10,000 shares authorized, issued and outstanding	**0**
Additional paid-in capital	**1,921,794**
Retained earnings	**40,022,537**
Total stockholder's equity	**41,944,331**
	$44,049,159

The accompanying notes to financial statements are an integral part of this statement.

BB&T INVESTMENT SERVICES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$42,210,677
Interest income on investments	1,173,769
Other income	789,354
	44,173,800
EXPENSES:	
Salaries, wages and employee benefits	20,952,553
Administrative fees paid to Parent	1,518,432
Clearing fees	1,031,134
Professional services	857,687
Occupancy and equipment	840,829
Travel	682,656
Depreciation	338,995
Other	1,674,832
	27,897,118
INCOME BEFORE INCOME TAXES	16,276,682
PROVISION FOR INCOME TAXES	6,297,000
NET INCOME	$ 9,979,682

The accompanying notes to financial statements are an integral part of this statement.

BB&T INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, December 31, 2000	$0	$1,634,433	$30,042,855	$31,677,288
Contribution of assets from Parent (Note 1)	0	287,361	0	287,361
Net income	0	0	9,979,682	9,979,682
BALANCE, December 31, 2001	$0	$1,921,794	$40,022,537	$41,944,331

The accompanying notes to financial statements are an integral part of this statement.

BB&T INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 9,979,682
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	338,995
Discount accretion on investment securities	(1,168,902)
Changes in operating assets and liabilities, net of effects of transfers of assets from Parent:	
Money market	(3,982,504)
Receivable from brokers, dealers and clearing organization	(35,659)
Commissions receivable from customers	(513,118)
Other current assets	38,136
Commissions payable	399,681
Accounts payable and accrued liabilities	150,083
Income taxes payable to BB&T	814,051
Net cash provided by operating activities	6,020,445
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of investment securities	(202,000,681)
Maturities of investment securities	196,600,000
Purchases of furniture and equipment	(529,244)
Net cash used in investing activities	(5,929,925)
CASH FLOWS FROM FINANCING ACTIVITIES - Cash transferred from Parent	151,950
NET INCREASE IN CASH	242,470
CASH, beginning of year	652,787
CASH, end of year	$ 895,257

The accompanying notes to financial statements are an integral part of this statement.

BB&T INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BB&T Investment Services, Inc. (the Company), a registered broker-dealer, is wholly owned by Branch Banking & Trust Company (the Parent), a wholly owned subsidiary of BB&T Corporation (BB&T). The Company is licensed as a general broker-dealer of securities under the rules of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company provides discount brokerage services, mutual funds, government and municipal bonds and fixed and variable rate insurance annuity products to customers in North Carolina, South Carolina, Georgia, Virginia, West Virginia and Maryland.

On March 2, 2001, BB&T acquired FirstSpartan Financial Corp., the unitary thrift holding company of First Federal Bank. FirstService Corporation (FirstService), a wholly owned subsidiary of First Federal Bank, was merged with and into the Company during August 2001. The transfer of assets from Parent were accounted for in a matter similar to pooling-of-interests accounting. The Company's financial statements include FirstService's financial information for the period in which BB&T Investment Services and FirstService Corporation were under common control. Accordingly, the Company's financial statements include FirstService's financial information for the period March 2, 2001, through December 31, 2001.

Revenue Recognition

The Company is a noncarrying, nonclearing broker-dealer. Commissions earned on sales and purchases of securities for customers and the related clearing charges are recorded on a trade-date basis. Other items of income and expense are recognized using the accrual basis of accounting.

Receivable from Brokers, Dealers and Clearing Organization

The clearing broker maintains all customer accounts, receives cash on purchases and distributes cash on sales. The Company records a receivable from the clearing broker for its share of commissions. Additionally, based on aging, the Company periodically writes off any unfunded purchases.

Cash and Cash Equivalents

For purposes of presenting cash flows, the Company considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally five to ten years.

Income Taxes

For federal income tax purposes, the Company is included in the consolidated federal income tax filings of BB&T. However, the Company records income taxes as if it were a separate taxpayer in accordance with a tax-sharing agreement in place with BB&T and the Parent. BB&T determines the Company's federal income tax expense or benefit and advises the Company as to the amount of federal income tax expense or benefit to record.

The Company records income taxes based on an asset and liability approach, recording deferred taxes for amounts when different accounting methods have been used for income tax and financial reporting purposes. As of December 31, 2001, there are no significant differences in the tax and financial statement bases of the Company's assets or liabilities.

Commissions Receivable and Payable

Commissions receivable represent amounts due to the Company from customers for investment transactions initiated by the Company on behalf of its customers. Commissions payable represent amounts due to employees of the Company for investment transactions completed on behalf of the Company and its customers.

Use of Estimates in Preparation of Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement, as amended, requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. On January 1, 2001, the Company adopted the provisions of SFAS No. 133. The adoption of this statement did not impact the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 establishes accounting and reporting standards for business combinations. It requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. SFAS No. 141 also addresses the recognition and measurement of goodwill and other intangible assets acquired in a business combination. Management does not anticipate any significant impact on the Company's financial position or results of operation.

SFAS No. 142 establishes accounting and reporting standards for goodwill and intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. The Company adopted SFAS No. 142 on January 1, 2002. SFAS No. 142 did not have a material impact on the Company's financial position or results of operation. As of the date of adoption, the Company did not have any unamortized goodwill subject to the transition provisions of SFAS No. 142 and, therefore, an annual assessment for impairment will not be required.

2. INVESTMENT SECURITIES

Securities held by the Company consist of U.S. Treasury securities which have a contractual maturity of 90 days or less. At December 31, 2001, these securities have an amortized cost of $35,980,481, which approximates fair market value. In addition, the Company currently holds investments in money market mutual funds with a market value of $3,982,504.

3. BENEFIT PLANS

Employees of the Company and its wholly owned subsidiaries participate in the various benefit plans offered by BB&T. These include both defined benefit and defined contribution plans. All plans are single plans with respect to all parties, including other subsidiaries of BB&T. Accordingly, information pertaining to the net present value of accumulated pension plan benefits and the net assets available for pension plan benefits is not available for the portion of BB&T-defined benefit plans applicable to the Company. Pension costs are accounted for in accordance with the requirements of Statement of Financial Accounting Standards No. 87, "Employer's Accounting for Pensions." Net periodic pension expense related to the pension plans is determined by an independent actuary, and is allocated to the Company based on the relative cost of providing the benefits to its employees. Pension expense was approximately $328,000 in 2001.

In addition, certain employees may participate in a tax-qualified savings plan (the Savings Plan) established pursuant to Section 401(k) of the Internal Revenue Code. Employees who have completed one or more years of service are eligible to participate in the Savings Plan by contributing up to 16% of their compensation to the Savings Plan. The Company matches up to 6% of the employee's contribution with a 100% matching contribution. Total employer contributions to the Savings Plan amounted to approximately $578,000 in 2001.

4. RELATED-PARTY TRANSACTIONS

BB&T provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as payroll, accounting and other administrative services. The Parent charged $1,518,432 for administrative fees to the Company in 2001, all of which was paid in 2001. The Company paid approximately $335,000 to the Parent for rent expense in 2001.

The Company paid $1,031,134 in clearing fees to another related party during 2001.

As of December 31, 2001, the Company had a noninterest bearing checking account at the Parent with a balance of $756,851 and a due from account owed by the Parent with a balance of $138,000.

5. SECURITIES AND EXCHANGE COMMISSION MATTERS

Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. The Company elects to compute its net capital requirements in accordance with the aggregate indebtedness method. Under this method, the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2001, the Company's net capital was $38,971,429, which was $38,721,429 in excess of the minimum net capital required. The ratio of aggregate indebtedness to net capital was .05 to 1.

Reserve Requirements

The Company is exempt from provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraph (k)(2)(i). The Company does not hold customer cash or securities, and the Company does not normally have balances which would be included in the reserve computation.

Aggregate Indebtedness

At December 31, 2001, the Company's total aggregate indebtedness, as defined, was $2,104,828.

6. COMMITMENTS AND CONTINGENCIES

Although management, after consultation with legal counsel, is not aware of any litigation or claims against the Company, in the normal course of business the Company may become subject to litigation or claims.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, receivables, investment securities, other assets, commissions payable, accounts payable and accrued liabilities approximate fair value because of the short maturity of these financial instruments. The Company has no off-balance sheet financial instruments.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART II

BROKER OR DEALER - BB&T INVESTMENT SERVICES, INC.
AS OF DECEMBER 31, 2001

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$41,944,331
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		41,944,331
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
	B. Other (deductions) or allowable credits		0
5.	Total capital and allowable subordinated liabilities		41,944,331
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition	2,375,525	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot commodities – Proprietary capital charges	0	
	D. Other deductions and/or charges	0	2,375,525
7.	Other additions and/or allowable credits		0
8.	Net capital before haircuts on securities positions		39,568,806
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments	0	
	B. Subordinated securities borrowings	0	
	C. Trading and investment securities:		
	1. Exempted securities	0	
	2. Debt securities	0	
	3. Options	0	
	4. Other securities	597,377	
	D. Undue concentration	0	
	E. Other	0	597,377
10.	Net Capital		$38,971,429

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART II

BROKER OR DEALER - BB&T INVESTMENT SERVICES, INC.
AS OF DECEMBER 31, 2001

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 18)		$ 140,321
12.	Minimum dollar net capital requirement of reporting broker or dealer		250,000
13.	Net capital requirement (greater of line 11 or 12)		250,000
14.	Excess net capital (line 10 less 13)		38,721,429
15.	Excess net capital of 1,000% (line 10 less 10% of line 18)		$38,760,946

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities		$ 2,104,828
17.	Add:		
	A. Drafts for immediate credit	0	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	0	
	C. Other unrecorded amounts	0	0
18.	Total aggregate indebtedness		2,104,828
19.	Percentage of aggregate indebtedness to net capital (line 18 divided by line 10 (Schedule I))		5.4%

BB&T INVESTMENT SERVICES, INC.

SCHEDULE OF NONALLOWABLE ASSETS
DECEMBER 31, 2001

Description	Nonallowable Assets
COMMISSIONS RECEIVABLE	$ 943,664
FURNITURE AND EQUIPMENT	1,290,192
OTHER ASSETS	141,669
	$2,375,525

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To BB&T Investment Services, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of **BB&T INVESTMENT SERVICES, INC.** and its subsidiaries (the Company), for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13; (ii) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States.
Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Arthur Andersen LLP

Charlotte, North Carolina
January 18, 2002